KIEWIT CONSTRUCTION & MINING GROUP

                        Index to Financial Statements and
                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations


Financial Statements:

 Condensed Statements of Earnings for the three months
  ended March 31, 1997 and 1996
 Condensed Balance Sheets as of March 31, 1997 and
  December 28, 1996
 Condensed Statements of Cash Flows for the three months
  ended March 31, 1997 and 1996
 Notes to Condensed Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations


                     KIEWIT CONSTRUCTION & MINING GROUP

                     Condensed Statements of Earnings
                               (unaudited)

                                                      Three Months Ended
                                                          March 31,
(dollars in millions, except per share data)           1997        1996

Revenue                                               $  478     $   502
Cost of Revenue                                         (446)       (478)
                                                      ------     -------
                                                          32          24

General and Administrative Expenses                      (32)        (30)
                                                     -------     -------
Operating Loss                                             -          (6)

Other Income (Expense):
 Investment Income, net                                    3           4
 Interest Expense, net                                     -          (1)
 Other, net                                               22          14
                                                     -------     -------
                                                          25          17
                                                     -------     -------

Earnings Before Income Taxes                              25          11

Provision for Income Taxes                               (10)         (4)
                                                     -------     -------

Net Earnings                                         $    15     $     7
                                                     =======     =======

Primary Earnings per Share                           $  1.65     $   .66
                                                     =======     =======

Fully Diluted Earnings per Share                     $  1.58     $   .65
                                                     =======     =======


See accompanying notes to condensed financial statements.

                     KIEWIT CONSTRUCTION & MINING GROUP

                        Condensed Balance Sheets


                                                 March 31,    December 28,
                                                   1997           1996
(dollars in millions)                           (unaudited)

Assets

Current Assets:
 Cash and cash equivalents                       $   118       $   173
 Marketable securities                                44            54
 Receivables, less allowance of $17 and $17          290           289
 Costs and earnings in excess of
  billings on uncompleted contracts                   72            80
 Investment in construction joint ventures           114            91
 Deferred income taxes                                73            64
 Other                                                14            13
                                                --------       -------
Total Current Assets                                 725           764

Property, Plant and Equipment, less accumulated
 depreciation and amortization of $416 and $429      174           165
Investments                                           94            94
Other Assets                                          13            13
                                                --------       -------
                                                $  1,006       $ 1,036
                                                ========       =======

Liabilities and Stockholders' Equity

Current Liabilities:
 Accounts payable, including retainage
  of $34 and $33                                $    135       $   164
 Accrued construction costs and billings
  in excess of revenue on uncompleted
  contracts                                          154           112
 Accrued insurance costs                              83            81
 Other                                                42            33
                                                --------       -------
Total Current Liabilities                            414           390

Long-Term Debt, less current portion                  12            12
Other Liabilities                                     73            72

Stockholders' Equity (Redeemable common stock,
 $377 million aggregate redemption value):
    9,262,707 outstanding shares in 1997 and
    9,954,006 in 1996
  Common equity                                      512           568
  Net unrealized holding loss                         (2)           (1)
  Foreign currency adjustment                         (3)           (5)
                                                --------       -------
Total Stockholders' Equity                           507           562
                                                --------       -------
                                                $  1,006       $ 1,036
                                                ========       =======

See accompanying notes to condensed financial statements.

                      KIEWIT CONSTRUCTION & MINING GROUP

                    Condensed Statements of Cash Flows
                                (unaudited)

                                                     Three Months Ended
                                                         March 31,
(dollars in millions)                                 1997       1996

Cash flows from operations:
 Net cash provided by operations                     $   27     $   50

Cash flows from investing activities:
 Proceeds from sales and maturities of
  marketable securities                                  21         36
 Purchases of marketable securities                     (11)       (34)
 Proceeds from sales of property, plant and equipment    22          8
 Acquisitions                                            (3)        (3)
 Capital expenditures                                   (32)       (12)
                                                     ------      -----
  Net cash used in investing activities                  (3)        (5)

Cash flows from financing activities:
 Payments on long-term debt, including
   current portion                                        -         (1)
 Net change in short-term borrowings                      -        (20)
 Repurchases of common stock                             (1)        (3)
 Dividends paid                                          (7)        (6)
 Exchange of Class B&C Stock for Class D Stock, net     (71)       (19)
                                                     ------      -----
  Net cash used in financing activities                 (79)       (49)
                                                     ------      -----

Net decrease in cash and cash equivalents               (55)        (4)

Cash and cash equivalents at beginning of period        173         94
                                                     ------      -----

Cash and cash equivalents at end of period           $  118      $  90
                                                     ======      =====


See accompanying notes to condensed financial statements.

                    KIEWIT CONSTRUCTION & MINING GROUP

                   Notes to Condensed Financial Statements

1. Basis of Presentation:

The condensed balance sheet of Kiewit Construction & Mining Group (the "Group") at December 28, 1996 has been condensed from the Group's audited balance sheet as of that date. All other financial statements contained herein are unaudited and have been prepared using the historical amounts included in the Peter Kiewit Sons', Inc. ("PKS") consolidated condensed financial statements. The Group's accounting policies and certain other disclosures are set forth in the notes to the financial statements contained in PKS' Annual

Report on Form 10-K as an exhibit for the year ended December 28, 1996.

Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated condensed financial statements and related notes as well as those of the Kiewit Diversified Group should be read in conjunction with these financial statements.

Receivables at March 31, 1997 and December 28, 1996 include approximately $85 million and $86 million of retainage on uncompleted projects, the majority of which is expected to be collected within one year. Included in the retainage amounts are $47 million and $53 million of securities which are being held by owners of various construction projects in lieu of retainage.

The results of operations for the three months ended March 31, 1997 and 1996 are not necessarily indicative of the results to be expected for the full year.

Where appropriate, items within the condensed financial statements have been reclassified from the previous periods to conform to current year presentation.


2.   Earnings Per Share:

Primary earnings per share of common stock have been computed using the weighted average number of shares outstanding during each period. In addition, fully diluted earnings per share reflect the dilutive effect of convertible debentures. The number of shares used in computing earnings per share was as follows:

                                                        Three Months Ended
                                                            March 31,
                                                          1997       1996

       Primary                                         9,321,469   10,257,392
       Fully Diluted                                   9,758,302   10,619,814


In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share".
The statement establishes standards for computing and presenting earnings per share and requires the restatement of prior period earnings per share data presented. This statement is effective for financial statements issued for periods ending after December 15, 1997 and earlier application is not permitted. Basic and diluted earnings per share, as defined in SFAS No. 128, are not expected to vary significantly from the primary and fully diluted earnings per share shown on the statements of earnings.

3.  Summarized Financial Information:

The Group's 50% portion of PKS' corporate assets and liabilities and related transactions, which are not separately identified with the ongoing operations of the Construction & Mining Group or the Diversified Group, and specifically attributable items to the Group are as follows:


 (dollars in millions)

                                                      March 31,   December 28,
                                                         1997         1996

 Cash and marketable securities                       $    13       $   13
 Property, plant and equipment, net                         5            5
 Other assets                                               1            1
                                                      -------       ------
    Total Assets                                      $    19       $   19
                                                      =======       ======

 Accounts payable                                     $     1       $    8
 Long-term debt, including current portion                 12           12
                                                      -------       ------
    Total Liabilities                                 $    13       $   20
                                                      =======       ======



                                                    Three Months Ended
                                                         March 31,
                                                      1997        1996

 Other expense, net                                  $   -        $  (1)


Corporate general and administrative costs have been allocated to the Group. These allocations were less than $1 million for the three months ended March 31, 1997 and 1996.

Mine management income from the Diversified Group was $9 million and $7 million for the three months ended March 31, 1997 and 1996.


4. Other Matters:

The Group is involved in various lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liability, beyond that provided, should not materially affect the Group's financial position, future results of operations or future cash flows.


5.   Subsequent Event:

In April 1997, the Group and a partner each invested $15 million to acquire a 96% interest in Oak Mountain Energy L.L.C. ("Oak Mountain"). Oak Mountain then acquired the existing assets of an underground coal mine in Alabama for approximately $18 million and assumed approximately $16 million of related debt. Oak Mountain intends to use the remaining cash and $30 million of nonrecourse bank borrowings to retire the existing debt and further develop and modernize the mine.

                      KIEWIT CONSTRUCTION & MINING GROUP

         Management's Discussion and Analysis of Financial Condition and
                            Results of Operations


Results of Operations - First Quarter 1997 vs. First Quarter 1996

Revenue from each of the Group's businesses was (in millions):

                                                      Three Months Ended
                                                         March 31,
                                                      1997         1996

    Construction                                     $   424      $  451
    Materials                                             54          51
                                                     -------      ------
                                                     $   478      $  502
                                                     =======      ======

Construction. Construction and material revenue for the first quarter of 1997 decreased $24 million or 5% from the same period in 1996. This was a direct result of the substantial completion of the San Joaquin Toll Road project at the end of 1996. Although construction revenue was down, materials revenue was up 6% due to the strong demand for aggregates in the Arizona market.

Contract backlog at March 31, 1997 was $3.3 billion of which 4% is attributable to foreign operations located in Canada, Indonesia and the Philippines.
Domestic projects are spread geographically throughout the U.S.   Included
in backlog is $780 million for the "I-15" project awarded in late March. The Group is the sponsoring partner on the design-build joint venture reconstructing 16 miles of Interstate 15 through the Salt Lake City, Utah area. The project is expected to be completed in December of 2001 and includes a 10 year maintenance contract.

Margins on construction projects for the first quarter of 1997 increased to 7% compared to 5% for the same time period in 1996. Claim settlements were the primary factor for this increase. Materials margins decreased slightly to 6% for the first quarter of 1997 from 7% for the same time period in 1996 due to increased competition in the market.

General and Administrative Expenses. General and administrative expenses increased 7% in 1997. The increase was attributable to the higher compensation and insurance costs.

Investment Income, net.    Investment income declined slightly in 1997 compared
to 1996. A decrease in the average portfolio balance led to a decline in interest income.

Interest Expense, net.    The repayment of short term borrowings in the first
and second quarter of 1996 was responsible for the reduction of interest expense.

Other, net.   Other income is primarily comprised of mine management income from the Diversified Group and gains and losses on the disposition of property, plant and equipment and other assets. Other income increased
57% in 1997 as compared to 1996. The increase is primarily due to higher mine management fee income and increased gains on the disposition of construction equipment.

Provision for Income Taxes. The effective income tax rates in 1997 and 1996 are slightly higher than the expected statutory rate of 35% due to state income tax expense.

Financial Condition - March 31, 1997 vs. December 28, 1996

The Group's working capital decreased $63 million or 17% during the first quarter of 1997. The decline was primarily due to the exchange for Class
D Stock of $71 million and dividend payments of $7 million. In addition to the cash used in financing activities, the Group had capital expenditures of $32 million. Partially funding these outflows was $27 million of cash provided by operations, $10 million of net proceeds from the sale and maturity of marketable securities and $22 million of proceeds from the sale of property, plant and equipment.

The Group anticipates investing between $40 and $75 million annually in its construction business. In addition to normal spending, the Group expects to make significant investments in new construction joint ventures in 1997, including the I-15 project in Utah. The Group continues to explore opportunities to acquire additional businesses and is committed to purchase additional shares of an electrical contractor, ME Holding Inc. in 1997.
Other long term liquidity uses include the payment of income taxes, repurchases and conversions of common stock and the payment of dividends, including a $.70 per share dividend declared in April and payable in May 1997. The Group's current financial condition and borrowing capacity together with anticipated cash flows from operations should be sufficient for immediate cash requirements and future investing activities.

In October 1996, the PKS Board of Directors directed management to pursue a listing of PKS Class D Stock on a major securities exchange or the NASDAQ National Market as soon as practical during 1998. The Board does not foresee circumstances under which PKS would list the Class D Stock prior to 1998.
The Board believes that a listing will provide PKS with a capital structure more suitable for the further development of the Diversified Group's business plan. It would also provide liquidity for Class D shareholders without impairing PKS' capital base.

The Board's action does not ensure that a listing of Class D Stock will occur in 1998, or any time. The Board could delay or abandon plans to list the stock if it determined that such action would be in the best interests of all PKS' shareholders. In addition, PKS' ability to list Class D Stock will be subject to factors beyond its control, including the laws, regulations, and listing eligibility criteria in effect at the time a listing is sought, as well as stock market conditions at the time. Furthermore, the Board might decide to couple the listing of Class D Stock with a public offering of newly-issued Class D shares in order to raise additional capital for the Diversified Group. Such an offering could delay or alter the listing plan.

In January 1997, approximately 1.7 million shares of Class B&C Stock, with a redemption value of $71 million, were converted into approximately 1.3 million shares of Class D Stock. If the listing described above does occur, Class C shareholders will continue to be able to convert their shares. However, PKS would not be obligated to repurchase Class D Stock from shareholders.